Exhibit 99.2

WF HOLDING LIMITED

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

EXTRAORDINARY MEETING OF MEMBERS – MARCH 23, 2026 AT 10:00 AM LOCAL TIME

CONTROL ID:
REQUEST ID:

The undersigned, a shareholder of WF Holding Limited (the "Company"), does hereby appoint and authorize Chee Hoong Lew with the full power of substitution, to represent the undersigned and vote all of the ordinary shares of the Company held of record as of the close of business on March 9, 2026 with all of the powers that the undersigned would possess if personally present, at the Extraordinary Meeting of Members of the Company on March 23, 2026, or at any postponement or adjournment thereof. The undersigned hereby revokes all proxies previously given.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE.)

VOTING INSTRUCTIONS
If you vote by phone, fax or internet, please DO NOT mail your proxy card.

	MAIL:	Please mark, sign, date, and return this Proxy Card promptly using the enclosed envelope.
	FAX:	Complete the reverse portion of this Proxy Card and Fax to **202-521-3464.**
	INTERNET:	https://www.iproxydirect.com/WFF
	PHONE:	1-866-752-VOTE(8683)

→ **Please ensure you fold then detach and retain this portion of this Proxy** →

PLEASE COMPLETE, DATE, SIGN AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE: EXTRAORDINARY MEETING OF THE MEMBERS OF WF HOLDING LIMITED PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS ABSTAIN AGAINST FOR Proposal 1 CONTROL ID: By an ordinary resolution : (a) To authorize the Board of the Directors of the Company (the “Board”) to implement one or more share consolidations of the Company’s issued and unissued ordinary shares of par value $ 0 . 00005 each within two (2) years after the date of passing of these resolutions at a ratio as the Board may determine from time to time in its absolute discretion ; provided that the accumulative consolidation ratio for all such share consolidation(s) shall not be more than 1 - for - 25 (each, a Share Consolidation”) ; (b) in respect of any and all fractional entitlements to the issued consolidated shares resulting from a Share Consolidation, to authorize the Board to settle as they consider expedient any difficulty which arises in relation to such Share Consolidation, including but without prejudice to the generality of the foregoing : rounding up fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of such Share Consolidation to the nearest whole share, and/or capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of such Share Consolidation ; (c) to authorize the transfer agent and share registrar of the Company to update the listed register of members of the Company as may be necessary to reflect a Share Consolidation ; and (d) to authorize the registered office provider of the Company to make any necessary filing with the Registrar of Companies in the Cayman Islands in connection with a Share Consolidation . REQUEST ID: MARK “X” HERE IF YOU PLAN TO ATTEND THE MEETING: MARK HERE FOR ADDRESS CHANGE New Address (if applicable): IMPORTANT : Please sign exactly as your name or names appear on this Proxy . When shares are held jointly, each holder should sign . When signing as executor, administrator, attorney, trustee or guardian, please give full title as such . If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such . If signer is a partnership, please sign in partnership name by authorized person . Dated : , 2026 The board recommends voting ‘FOR’ Proposal 1. (Print Name of Shareholder and/or Joint Tenant) (Signature of Shareholder) (Second Signature if held jointly)